ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

SUPPL

25th January, 2007

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Resolutions passed by Postal Ballot

Further to our letter dated 22nd January, 2007, we write to advise that the Results of the Postal Ballot were published on 23rd January, 2007 in the Kolkata editions of 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings are enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl: as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Declaration of the Results of voting conducted by Postal Ballot in terms of the Notice dated 30th October, 2006

Pursuant to Section 192A of the Companies Act, 1956, read with the Companies (passing of the resolution by Postal Ballot) Rules, 2001, approval of the Members of the Company was sought by means of Postal Ballot vide Notice dated 30th October, 2006, for the purpose of offering and issuing shares under an Employee Stock Option Scheme.

Based on the Scrutinizer's Report dated 16th January, 2007, the Results of Postal Ballot were declared on Monday, 22nd January, 2007, at 11.00 a.m. at the Registered Office of the Company, as follows:

RESOLUTION NO. 1 – Special Resolution for offer and issue of shares under an Employee Stock Option Scheme to employees and Directors of the Company:

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	22,312	266,12,25,632	-
➢ Postal Ballots - Valid	21,140	265,96,83,104	99.94
➢ Postal Ballots - Invalid	1,172	15,42,528	0.06
Postal Ballots - in favour of the Resolution	19,012	265,57,83,771	99.79
Postal Ballots - against the Resolution	2,128	38,99,333	0.15

RESOLUTION NO. 2 – Special Resolution for offer and issue of shares under an Employee Stock Option Scheme to employees including Managing / Wholetime Directors of subsidiary companies of the Company:

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	22,312	266,12,30,301	-
➢ Postal Ballots - Valid	21,140	265,96,87,773	99.94
➢ Postal Ballots - Invalid	1,172	15,42,528	0.06
Postal Ballots - in favour of the Resolution	18,376	265,50,38,016	99.77
Postal Ballots - against the Resolution	2,764	46,49,757	0.17

The Special Resolution Nos. 1 and 2, as set out in the Notice dated 30th October, 2006, were accordingly carried by the requisite majority.

Dated: 22nd January, 2007.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
B. B. Chatterjee
Executive Vice President &
Company Secretary

সংবাদ প্রতিদিন, মঙ্গলবার, ২৩ জানুয়ারি ২০০৭

ITC Limited

৩০ অক্টোবর, ২০০৬ তারিখাঙ্কিত বিজ্ঞপ্তির শর্তাধীনে পোস্টাল ব্যালট দ্বারা গৃহীত ভোটের ফলাফল ঘোষণা

কোম্পানি আইন ১৯৫৬-র ১৯২ এ ধারা এবং কোম্পানিসমূহের (পোস্টাল ব্যালটে প্রস্তাব প্রেরণ) বিধিসমূহ, ২০০১ অনুযায়ী এমপ্লয়ী স্টক অপশন স্কিমের অধীনে শেয়ার অফার করা ও ইস্যু করার বিষয়ে ৩০ অক্টোবর, ২০০৬ তারিখাঙ্কিত একটি বিজ্ঞপ্তির মাধ্যমে পোস্টাল ব্যালট দ্বারা এই কোম্পানির সদস্যদের সম্মতি চাওয়া হয়েছিল।

১৬ জানুয়ারী, ২০০৭ তারিখাঙ্কিত স্ক্রুটিনাইজারের রিপোর্টের ওপর ভিত্তি করে পোস্টাল ব্যালট দ্বারা এই ভোটের ফলাফল ঘোষিত হয়েছে এই কোম্পানির রেজিস্টার্ড অফিসে, সোমবার, ২২ জানুয়ারী, ২০০৭ তারিখে সকাল ১১ টায়। উক্ত নির্বাচনের ফলাফল নিম্নরূপঃ

প্রস্তাব নং ১ - এমপ্লয়ী স্টক অপশন স্কিমের অধীনে এই কোম্পানির কর্মীবৃন্দ ও ডিরেক্টরদের মধ্যে শেয়ার অফার করা ও ইস্যু করার বিষয়ে বিশেষ প্রস্তাব ঃ

	সদস্যদের সংখ্যা	ভোটের সংখ্যা (মূল্যমান টাকায়)	ভোটের শতাংশ হার
গৃহীত মোট পোস্টাল ব্যালট	২২,৩১২	২৬৬,১২,২৫,৬৩২	-
➢ পোস্টাল ব্যালট - বৈধ	২১,১৪০	২৬৫,৯৬,৮৩,১০৪	৯৯.৯৪
➢ পোস্টাল ব্যালট - অবৈধ	১,১৭২	১৫,৪২,৫২৮	০.০৬
প্রস্তাবের পক্ষে পোস্টাল ব্যালট	১৯,০১২	২৬৫,৫৭,৮৩,৭৭১	৯৯.৭৯
প্রস্তাবের বিপক্ষে পোস্টাল ব্যালট	২,১২৮	৩৮,৯৯,৩৩৩	০.১৫

প্রস্তাব নং ২ - এমপ্লয়ী স্টক অপশন স্কিমের অধীনে এই কোম্পানির কর্মীবৃন্দ এবং কোম্পানির অধীনস্ত কোম্পানিগুলির ম্যানেজিং / হোলটাইম ডিরেক্টরদের মধ্যে শেয়ার অফার করা ও ইস্যু করার বিষয়ে বিশেষ প্রস্তাব ঃ

	সদস্যদের সংখ্যা	ভোটের সংখ্যা (মূল্যমান টাকায়)	ভোটের শতাংশ হার
গৃহীত মোট পোস্টাল ব্যালট	২২,৩১২	২৬৬,১২,৩০,৩০১	-
➢ পোস্টাল ব্যালট - বৈধ	২১,১৪০	২৬৫,৯৬,৮৭,৭৭৩	৯৯.৯৪
➢ পোস্টাল ব্যালট - অবৈধ	১,১৭২	১৫,৪২,৫২৮	০.০৬
প্রস্তাবের পক্ষে পোস্টাল ব্যালট	১৮,৩৭৬	২৬৫,৫০,৩৮,০১৬	৯৯.৭৭
প্রস্তাবের বিপক্ষে পোস্টাল ব্যালট	২,৭৬৪	৪৬,৪৯,৭৫৭	০.১৭

৩০ অক্টোবর, ২০০৬ তারিখাঙ্কিত বিজ্ঞপ্তিতে বর্ণিত মতে ১ এবং ২ নম্বর বিশেষ প্রস্তাব প্রয়োজনীয় গরিষ্ঠতা পেয়ে তদনুসারে গৃহীত হয়েছে।

তারিখঃ ২২ জানুয়ারী, ২০০৭
রেজিস্টার্ড অফিস ঃ ভার্জিনিয়া হাউস
৩৭, জওহরলাল নেহেরু রোড
কলকাতা ৭০০০৭১
ভারত

বোর্ডের নির্দেশানুসারে
বি.বি. চ্যাটার্জি
এক্সিকিউটিভ ভাইস প্রেসিডেন্ট ও
কোম্পানি সেক্রেটারি